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VIA U.S. MAIL AND FACSIMILE

November 18, 2010

Mr. Sirimal R. Mukerjee

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated September 24, 2010
Constellation Energy Partners LLC
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 1-33147

Dear Mr. Mukerjee:

Constellation Energy Partners LLC submits the following responses to your letter dated November 10, 2010, regarding the Securities and Exchange Commission staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed on February 25, 2010.

For your convenience, we have restated each of the staff’s comments and followed them with our responses.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 1

Proved Oil and Natural Gas Reserves, page 4

1. We note your response to comment 3 in our letter dated September 24, 2010 that the report delivered by Netherland, Sewell & Associates, Inc. is reviewed by your internal reserve committee prior to being reviewed by your audit committee and approved by your board of directors. We also note that in future filings you will expand your disclosure to discuss the qualifications of the specific individual on your internal reserve committee who oversees your reserve audit. In such expanded disclosure, please disclose that you have an internal reserve committee, of which the specific individual is a part, and that the committee reviews NSAI’s report prior to being reviewed by your audit committee and approved by your board of directors.

Response: In future filings, we will disclose that we have an internal reserves committee, of which the specific individual is a part, and that the committee reviews NSAI’s report prior to being approved by our audit committee and our board of managers.

Production and Price History, page 7

2. We note your response to comment 5 in our letter dated September 24, 2010 that “average production cost” is represented by “lease operating expenses.” In view of this, please provide the basis for listing lease operating expenses as a component of “average unit cost per mcfe” in your table on page 7. Please also explain in necessary detail why the other line items listed as components of “average unit costs per mcfe” qualify as ad valorem or severance tax.

Response: Our company-wide table on page 7 of our 2009 Form 10-K is intended to disclose per unit expenses for each of our major expense categories including lease operating expenses (average production costs), production taxes, general and administrative expenses, and depreciation, depletion, and amortization. We also include a total for field operating expenses which is the sum of lease operating expenses (average production costs) and production taxes. It appears that the title of the table on page 7 of “Average Unit Costs Per Mcfe” can be interpreted as “Average Production Costs.” As such, we will add a footnote to this table in future filings that will define the per unit lease operating expenses line item as our “average production costs” per Mcfe. With this additional footnote, we believe it will clarify that the other line items listed should not be considered components of our average production costs.

Operations, page 10

Executive Management, page 10

3. We note your response to comment 7 in our letter dated September 24, 2010. Please disclose that due to the sale by Constellation Energy Group, Inc. of gas assets and “other issues” that caused it concern about “its commitment to sponsor” you, your executive management team transitioned to you. Please also disclose in necessary detail such “other issues.”

Response: We acknowledge the staff’s comment concerning the link between the Constellation Energy Group, Inc. (“Constellation”) issues and the transition of our executive management team to us to better align management with the interests of our unitholders and to increase management’s focus on our business operations. In reference to the “other issues,” these were Constellation-specific events that were related to the strength and focus of its business and its financial position. These issues included the potential financial exposure with Lehman Brothers, Inc., the announcement of a merger with MidAmerican Energy Holdings Company and its subsequent termination, the announcement of an investment agreement with the EDF Group (“EDF”) to sell a portion of its nuclear business and an apparent shift to a nuclear strategy with the EDF transaction, issues with respect to Constellation’s liquidity, and the eventual sale of its Houston-based commodities group. Each of these issues was publicly disclosed by Constellation on a Form 8-K beginning in September 2008. Taken as a whole, the upstream gas asset sale announcement and these other Constellation-specific business events created uncertainty with respect to Constellation’s commitment to sponsor us.

In future filings, we will more clearly describe this concern about Constellation which focused us on the need to undertake the transition of our management team. For 2009, such revised disclosure in the introductory paragraph to the section entitled “Transition of the Executive Management Team to CEP” on page 89 would have read substantially as follows:

“Transition of the Executive Management Team to CEP

During 2009, our chief executive officer, chief operating officer, and president; chief financial officer and treasurer; and chief accounting officer and controller were transitioned from being provided by CEPM under the management services agreement to direct employees of a subsidiary of CEP. In addition, a general counsel was appointed and transitioned from being an employee of CCG. This transition was undertaken because of concerns about Constellation’s commitment to sponsor us, in part due to its announcement that it intended to sell its upstream gas assets and concerns about the strength and focus of its business and its financial position. The transition was intended to align our management team with the interests of our unitholders and to increase their focus on our business operations. Previously, the executive management team, certain other employees, and most administrative services were provided by Constellation under the management services agreement. Constellation terminated this management services agreement on December 15, 2009, which effectively ended Constellation’s role as our sponsor.

As part of this transition, the compensation committee of the board of managers…….”

Exhibit 99.1

4. We note your response to comment 12 in our letter dated September 24, 2010. Please revise the report to address each of the following items noted in your response:

•	Expertise at NSAI is centered around the technical engineering and geologic disciplines;

•	NSAI does not purport to be certified accountants, landmen or lawyers who are qualified at validating an entity’s legal right to extract oil and gas from the earth;

•	NSAI, as a firm, recognizes that the definition of reserves requires reasonable expectation of a legal right to produce, or receive revenue from, a hydrocarbon flow stream;

•	NSAI has accepted as true your representation that you have “the legal right to produce,” and NSAI does not have or engage the expertise to perform legal or land due diligence to validate it; and

•

NSAI utilizes your lease operating statements as provided to NSAI and does not perform additional forensic accounting unless something appears inconsistent with other data or its understanding of costs or prices in the applicable field area.

Response: We have provided a copy of the relevant staff comments to, and discussed them with, our principal contact at NSAI, which has indicated to us that they will address each of these items in reports used in future filings.

5. We note your response to comment 13 in our letter dated September 24, 2010. In particular, we note that there is no industry compilation of “generally accepted petroleum engineering and evaluation principles” and, accordingly, it is not appropriate to reference them. Please remove reference to such principles.

Response: We have provided a copy of the relevant staff comments to, and discussed them with, our principal contact at NSAI, which has indicated that they will remove all references to such “generally accepted petroleum engineering and evaluation principles” from reports used in future filings.

***

In connection with our responses to your letter, Constellation Energy Partners LLC acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please feel free to contact me with any questions or further comments you may have regarding this filing or if you wish to discuss any of the above responses.

Sincerely,

/s/ Stephen R. Brunner

Stephen R. Brunner

cc:

Michael Hiney, CEP

Lisa J. Mellencamp, CEP

Scott Olson, Andrews Kurth LLP